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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PIXAR
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

725811 10 3
(CUSIP Number)

David K. Thompson, Esq.
Senior Vice President—Assistant General Counsel
Disney Enterprises, Inc.
500 South Buena Vista Street
Burbank, California 91521
(818) 560-1000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

OCTOBER 25, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 pages)

CUSIP No. 725811 10 3	SCHEDULE 13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Disney Enterprises, Inc., a wholly owned subsidiary of The Walt Disney Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 1,640,751
Shares
Beneficially	8.	Shared Voting Power 0
Owned by Each
Reporting	9.	Sole Dispositive Power 1,640,751
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,640,751

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions)
CO

    Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Amendment No. 1 (this "Amendment") to the Schedule 13D filed by Disney Enterprises, Inc. (the "Company") on April 18, 1997 with the Securities Exchange Commission relating to the common stock, no par value per share (the "Common Stock"), of Pixar, a California corporation (the "Issuer"). In this Amendment, the undersigned amend and restate the entire text of Items 3, 4 and 5.

Item 3. Source and Amount of Funds or other Consideration.

    On March 14, 1997, the Company purchased 100 shares of Common Stock in the open market for an aggregate purchase price, including commissions, of $2,200. The funds used to pay the purchase price were provided from general corporate funds of the Company.

    On March 27, 1997, the Issuer sold to the Company 1,000,000 shares of Common Stock for an aggregate purchase price of $15,000,000. The funds used to pay the purchase price were provided from general corporate funds of the Company.

    Also on March 27, 1997, the Issuer granted to the Company two warrants each to purchase 750,000 shares of Common Stock (the "Warrants"). The Warrants have identical terms except that one Warrant has an exercise price of $20.00 per share and the other an exercise price of $25.00 per share.

    On October 25, 2001, pursuant to the terms of the Warrants and in lieu of exercising the Warrants for cash, the Company surrendered the Warrants in exchange for 640,651 shares of Common Stock.

Item 4. Purpose of Transaction.

    The Company intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to hold the Common Stock as an investment, (ii) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (iii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Company specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Company currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Company; changes in law and government regulations;general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

    Other than as set forth in this Amendment, the Company has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

    (a) As of October 25, 2001, the Company is the beneficial owner of (i) 100 shares of Common Stock purchased by the Company in the open market on March 14, 1997, (ii) 1,000,000 shares of Common Stock purchased by the Company from the Issuer on March 27, 1997 and (iii) 640,651 shares of Common Stock received by the Company in exchange for the Warrants on October 25, 2001. The shares of Common Stock beneficially owned by the Company represent approximately 3.4% of the Issuer's outstanding shares of Common Stock. The number of outstanding shares is based upon the

Page 3 of 5 Pages

number of outstanding shares set forth in the Issuer's Form 10-Q for the quarterly period ended June 30, 2001 (48,314,559 shares of Common Stock) plus the 640,651 shares of Common Stock received by the Company in exchange for the surrender of the Warrants on October 25, 2001. For purposes of computing the percentage beneficial ownership of the Company, the total number of shares of Common Stock considered to be outstanding is 48,955,210.

    (b) The Company has sole voting and dispositive power with respect to an aggregate of 1,640,751 shares of Common Stock.

    (c) On October 25, 2001, pursuant to the terms of the Warrants, the Company surrendered the Warrants in exchange for 640,651 shares of Common Stock.

    (d) Not applicable.

    (e) On October 25, 2001, the Company ceased to be the beneficial owner of more than five percent of the Common Stock.

Page 4 of 5 Pages

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

DISNEY ENTERPRISES, INC.
By:	/s/ David K. Thompson Name: David K. Thompson Title: Senior Vice President Assistant General Counsel

Dated: October 31, 2001

Page 5 of 5 Pages

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Item 3. Source and Amount of Funds or other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
SIGNATURE